Exhibit 23.1

When the transaction referred to in note 19C of the notes to the consolidated financial statements has been consummated, we will be in a position to render the following consent.

/s/ KPMG LLP

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Berkeley Lights, Inc.:

We consent to the use of our report included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated April 17, 2020, except as to Note 19C, which is as of                 , 2020, refers to the Company’s change in its method of accounting for leases effective January 1, 2019, due to the adoption of Accounting Standards Update (ASU) 2016-02, Leases, and the related accounting standard updates.

San Francisco, California

July 13, 2020, except as to Note 19C, which is as of                 , 2020